Mail Stop 4561

November 23, 2005

Jeffrey Wise
Principal Financial Officer
FC Banc Corp.
Farmers Citizens Bank Building, Box 567
Bucyrus, Ohio 44820

RE:	FC Banc Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 0-25616

Dear Mr. Wise,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

1. Please revise to disclose the details related to your charge-off of $316,000 of commercial and agricultural loans. Please disclose whether the cause of the charge-off is expected to impact future operating results. Refer to Item 303(b) of Regulation S-B.

Provision for Loan Losses, page 25

2. We note your disclosure that you provided an additional $90,000 to the reserve for loan losses in 2004 to reflect the additional credit risk associated with the growth of your loan portfolio and the overall credit quality of the portfolio. We also note that your loan portfolio decreased during the year. Please revise to provide more detail on the specific reasons why the credit risk of your loan portfolio increased and/or provide other analysis supporting your provision for loan loss.

Report of Independent Registered Public Accounting Firm, page 28

3. Please revise to provide a signed audit report.

Note 9. Income Taxes, page 44

4. Please revise to disclose the evidence you considered in determining a valuation allowance for your deferred tax asset was required under the more likely than not concept set forth in paragraph 17(e) of SFAS 109.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

5. We note your disclosure in the statement of cash flows that you
sold loans during the three months ended March 31, 2004.   Please
tell us the following:

* when you made the decision to sell the loans;

* how you identified the loans to sell;

* how you reported the origination and sale of loans in the statement of cash flows in your Form 10-KSB for the fiscal year ended
December
31, 2004;

* if you originated any other loans with the intent to sell during 2005, 2004 or 2003;

* if you sold any other loans during 2005, 2004 or 2003; and

* how you applied the guidance in paragraph 8 of SOP 01-6.

Please quantify the amount of loans, if any, related to the fourth and fifth bullet points.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Jeffrey Wise
FC Banc Corp.
November 23, 2005
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